85/08	13 October 2008

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Lloyds TSB announces revised terms for the acquisition of HBOS and the raising of £5.5 billion of new capital

In the context of unprecedented turbulence in global financial markets the Board of Lloyds TSB Group plc (Lloyds TSB) welcomes the action that the UK government has taken over the last week to stabilise the UK banking system for the benefit of deposit holders, shareholders, customers and the UK economy as a whole.

The Board of Lloyds TSB has carefully considered the best interests of its shareholders in these circumstances and has had discussions with HM Treasury on the additional capital which the UK Government requires Lloyds TSB to have if it is to access the Government backed provision of liquidity. Based on these discussions, the current market environment and the future prospects of the enlarged group, the Boards of Lloyds TSB and HBOS plc (HBOS) have agreed to proceed with a recommended offer for HBOS on revised terms. The revised terms agreed with HBOS are that HBOS shareholders will receive 0.605 Lloyds TSB shares for every 1 HBOS share. At the same time, an offer will also be made to HM Treasury to exchange HM Treasury preference shares in HBOS for equivalent preference shares in Lloyds TSB.

The Board of Lloyds TSB intends to recommend that Lloyds TSB shareholders vote in favour of the necessary resolutions to be proposed to Lloyds TSB shareholders at the Lloyds TSB general meeting. The Board of HBOS has also agreed to recommend these revised terms to its shareholders. The Takeover Panel has given its consent to the revision of terms. In addition, £17 billion of capital will be raised, of which £11.5 billion (£8.5 billion in ordinary shares and £3 billion in preference shares) will be raised by HBOS and £5.5 billion (£4.5 billion in ordinary shares and £1 billion in preference shares) by Lloyds TSB.

Lloyds TSB believes that the acquisition of HBOS will create a compelling business combination offering substantial benefits. The enlarged group will have excellent breadth and balance with strong positions in retail, corporate banking, SME business banking and long term savings. The acquisition brings together two of the strongest retailers in UK financial services and accelerates Lloyds TSB’s stated strategic aim to build the UK’s best financial services group based on growing sustainable earnings streams and on deep customer relationships.

Commenting on the developments, Sir Victor Blank, Chairman of Lloyds TSB said:

“Today’s news is good for investors and customers alike. Lloyds TSB’s already robust financial position is further enhanced by today’s capital raising which in turn allows us to drive forward with our plans to acquire HBOS. Our trading update underlines that our core business is strong and growing. Our customers can feel confident that their money is secure. Lloyds TSB is and remains a great place to bank.”

Revised terms and capital raising

The equity capital raising by Lloyds TSB comprises a subscription by HM Treasury of approximately 2.6 billion new ordinary shares at 173.3 pence per share, representing an 8.5 per cent discount to Lloyds TSB’s closing price on 10 October 2008 and raising circa £4.5 billion in aggregate. Lloyds TSB shareholders will be given the opportunity to claw back their proportionate entitlement to these new Lloyds TSB shares through an open offer, the timing of which will be announced later. In addition, HM Treasury will subscribe for £1.0 billion of Lloyds TSB preference shares. The preference shares will carry an annual coupon of 12% (non tax deductible), and will be callable after a period of five years. The equity capital raising by Lloyds TSB is conditional on the passing of various resolutions including those relating to the acquisition of HBOS at the Lloyds TSB general meeting.

Under the terms of the preference shares, the enlarged Group will be precluded from paying a cash dividend on its ordinary shares whilst any of the preference shares remain outstanding.

The revised terms and the £8.5 billion equity capital raising by HBOS will result in the issue by Lloyds TSB of 7.80 billion new ordinary shares in respect of the acquisition.

If the acquisition were not completed HM Treasury would expect to take appropriate action to address the position in the light of the policy objectives set out in its announcement of 8 October 2008 on Financial Support to the Banking Industry.

Upon completion of the transaction, if neither Lloyds TSB’s nor HBOS’s shareholders participate in the claw back, existing Lloyds TSB shareholders will own 36.5 per cent, with existing HBOS shareholders owning 20.0 per cent of the ordinary capital of the enlarged Group. In these circumstances, the remaining 43.5 per cent will be owned by HM Treasury.

Full details with regard to the arrangements surrounding HM Treasury’s ownership of a substantial part of the enlarged group, which include remuneration, corporate governance and public lending, are in Appendix 1. Lloyds TSB expects that HM Treasury will act as a value-orientated shareholder with regard to the strategic development of the enlarged group and the implementation of cost synergies which remain forecast to be significantly in excess of £1 billion per annum by 2011. Lloyds TSB expects that the acquisition will be completed early in 2009.

Further, as agreed at the time of the initial announcement, the enlarged entity will continue to use The Mound as its Scottish Headquarters, will continue to hold its AGM in Scotland and will continue to print Bank of Scotland notes.

Following the actions announced today, the equity placing completed on 19 September 2008 and the inclusion of the HBOS acquisition on a pro forma basis at 30 June 2008, the enlarged group had a pro forma core Tier 1 ratio in excess of 8.5 per cent.

Revised conditions to the proposed acquisition are set out in Appendix II.

Interim Management Statement and Current Trading

Lloyds TSB continues to trade well and deliver good growth in its relationship banking businesses in this immensely challenging period for financial services companies. UK Retail Banking has continued to capture market share in a number of key areas, whilst improving product margins, and has delivered revenue growth in excess of cost growth and a double-digit percentage increase in profit before tax.

In Insurance and Investments, excluding the impact of insurance volatility, good growth in bancassurance sales has continued and the division has again delivered good revenue growth and lower costs, and a double-digit increase in profit before tax. The turbulence in fixed income markets and lower equity markets contributed to adverse volatility of £504 million relating to the insurance business in the third quarter of the year, excluding policyholder interests volatility.

In Wholesale and International Banking, profits were lower, reflecting the impact of market dislocation of £384 million in the third quarter of 2008. The division’s relationship banking businesses continued to perform well and, excluding the impact of this market dislocation, also achieved double-digit growth in profit before tax.

The Group remains well positioned to deliver a strong performance over the coming years.

For further information:-

Investor Relations
Michael Oliver	+44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Media Relations
Amy Mankelow	+44 (0) 20 7356 1497
Senior Manager, Media Relations
E-mail: amy.mankelow@lloydstsb.co.uk

Finsbury (PR Advisors to Lloyds TSB)	+44 (0) 20 7251 3801
Roland Rudd
Mike Smith
E-mail: lloydstsb@finsbury.com

Appendix I - Arrangements in relation to Government’s equity participation

1.	Remuneration

	o	Remuneration of Board Directors
		o	Although they will be entitled to take cash as an alternative, Lloyds TSB will ask executive directors to receive their 2008 bonus entitlement in Lloyds TSB shares. These will be subject to a restriction on sale until December 2009.
		o	Going forward, for the merged group, in addition to complying with the ABI industry best practice code, remuneration will reflect long term value creation and take account of risk. Reward for Board Members will take into account internal relative compensation packages and perceived fairness in the current economic climate.
		o	No rewards for failure: where a Board Member loses the confidence of the Board, they should be able to be dismissed at a cost that is reasonable and perceived as fair.

	o	Commitment to FSA Code on Risk Based Remuneration

2.	Corporate Governance

	o		Government will work with the Board on its appointment of two new independent directors. Should the Government’s holding of the combined entity fall below 25%, the Government would only expect to be consulted on the appointment of one independent director.

3.	Lending

	o	Mortgages
		o	A commitment to maintain the availability and active marketing of competitively priced mortgage lending (other than in the non-conforming market) over the next three years at a level at least equivalent to that of 2007.
		o	Make available a sum to be agreed for the next twelve months for shared equity/shared ownership schemes to help people struggling with mortgage payments to stay in their homes, either through individual bank schemes or paid into a central fund run by industry.
		o	Make available a sum to be agreed for the next twelve months to support ongoing expansion of financial capability initiatives.
	o	SMEs
		o	A commitment to maintain the availability and active marketing of competitively priced lending to SMEs at a level at least equivalent to that of 2007, over the coming three years.
		o	Publish an annual report on:
• Overall lending to SMEs
• Overdraft facilities and loans to SMEs: volumes, value and rates
• Foreclosures of debt finance to SMEs
• Appropriate lending of Small Firms Loan Guarantee Scheme
• Application and use of EIB global loan facility to secure additional liquidity specifically for SME lending
	o	To satisfy EU state aid requirements, the aggregate growth in balance sheet volumes of banks accessing the government schemes will be limited to the higher of the annual growth rate of growth of UK nominal GDP in the preceding year or the average historical growth of the balance sheets in the UK banking sector during the period 1987 – 2007, unless there is evidence that the thresholds are exceeded for reasons unrelated to the schemes.

4.	Other

	o	As agreed at the time of the initial announcement, the enlarged entity will continue to use The Mound as its Scottish Headquarters, will continue to hold its AGM in Scotland and will continue to print Bank of Scotland notes.

APPENDIX II - Conditions to the Implementation of the Scheme and the Acquisition

1.	The Acquisition will be conditional upon the Scheme becoming effective by not later than 28 February 2009 or such later date (if any) as, subject to the requirements of the City Code, HBOS and Lloyds TSB may agree and, if required, the Court may allow.

2.	The Scheme will be conditional upon:

	(a)	approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of HBOS Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

	(b)	the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the HBOS Extraordinary General Meeting or any adjournment of that meeting;

	(c)	the sanction (with or without modification, but subject to each such modification being acceptable to Lloyds TSB) of the Scheme and the confirmation of any reduction of capital involved therein by the Court and an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in Edinburgh and in relation to the reduction of capital, being registered; and

	(d)	the passing at the Lloyds TSB Extraordinary General Meeting (or at any adjournment of such meeting) of such resolution or resolutions as may be necessary to approve, effect and implement the Acquisition and the implementation of the Scheme (as such resolutions may be set out in the Lloyds TSB Shareholder Circular), including a resolution or resolutions to (i) approve the terms of the Acquisition, (ii) authorise and permit the creation and allotment of New Lloyds TSB Shares, the making of any offer, proposal or other arrangement to holders of options under the HBOS Share Option Schemes and any necessary authorities and permissions for the creation and allotment of Lloyds TSB Shares in relation thereto; and (iii) disapply any requirements under Rule 9 of the City Code for any general offer to be made by HMT.

3.	In addition, HBOS and Lloyds TSB have agreed that, subject as stated in paragraph 4 below, the Acquisition will also be conditional upon the following matters, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

	(a)	Admission becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards or, if Lloyds TSB and HBOS so determine and subject to the consent of the Panel (if required), the UK Listing Authority agreeing to admit the New Lloyds TSB Shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading on its main market for listed securities subject only to (i) the allotment of such shares and/or (ii) the Acquisition becoming effective;

(b)	the Financial Services Authority (the "FSA") indicating pursuant to section 184(1) of the Financial Services and Markets Act 2000 (as amended) ("FSMA"), in terms reasonably satisfactory to Lloyds TSB, that it approves any acquisition of:

(i) control over any UK authorised person;

(ii) (if applicable) any additional kind of control over any UK authorised person; or

(iii) (if applicable) any increase in a relevant kind of control which is already held over any UK authorised person,

in each case within the meaning of Part XII of FSMA which would take place as a result of the Acquisition or its implementation, or the FSA being treated as having given such approval under section 184(2) of FSMA;

(c)	each Relevant Regulator having, to the extent necessary, approved or is deemed to have approved, in terms reasonably satisfactory to Lloyds TSB, the acquisition by Lloyds TSB of control over HBOS and any member of the Wider HBOS Group which is authorised or regulated by any Relevant Regulator, either unconditionally or subject to the fulfilment of certain conditions or obligations acceptable to Lloyds TSB;

(d)	it being established in terms satisfactory to Lloyds TSB, that it is not the intention of the Office of Fair Trading or the Secretary of State to refer the proposed acquisition of HBOS by Lloyds TSB or any matter arising therefrom or related thereto to the Competition Commission; and (ii) if clause (i) is satisfied, either the period specified in Rule 26 of the Competition Appeal Tribunal Rules 2003 for making an application under section 120 of the Enterprise Act for the review of a decision in relation to the Acquisition having expired without any such application being made or, where any such application has been made, the Competition Appeal Tribunal having dismissed such application;

(e)	all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) in connection therewith under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Lloyds TSB in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control of, HBOS by any member of the Wider Lloyds TSB Group having been obtained in terms and in a form reasonably satisfactory to Lloyds TSB from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider HBOS Group or the Wider Lloyds TSB Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Lloyds TSB to carry on the business of any member of the Wider HBOS Group in any jurisdiction having been obtained, in each case where a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would be material to the Wider HBOS Group taken as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

4.	Lloyds TSB reserves the right to waive in whole or in part all or any of the Conditions except Condition 2. Lloyds TSB will be under no obligation to waive or treat as satisfied any of the conditions in Condition 3 notwithstanding that the other Conditions may have been waived or satisfied and that there are no circumstances indicating that the relevant condition may not be capable of satisfaction.

5.	The Acquisition will lapse and the Scheme will not proceed if, before the date of the Court Meeting, there is a reference to the UK Competition Commission.

6.	Subject to the consent of the Panel, Lloyds TSB reserves the right to elect to implement the Acquisition by way of a contractual offer. In such event, such offer will be implemented on the same terms (subject to any revisions appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage (not being less than 50 per cent.) as Lloyds TSB may decide) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

7.	If Lloyds TSB is required by the Panel to make an offer for HBOS Shares under the provisions of Rule 9 of the City Code, then Lloyds TSB may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

8.	The Acquisition and the Scheme will be governed by Scottish law and be subject to the jurisdiction of the Scottish courts. The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code and any other applicable laws or regulations.

9.	Terms used but not defined in this announcement shall have the meanings given to them in the announcement of the Recommended Acquisition of HBOS dated 18 September 2008.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any Lloyds TSB or HBOS securities in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is illegal. All Lloyds TSB and HBOS securities referred to in this announcement have not been and will not be registered under the Securities Act and may not be offered, sold or transferred in or into the United States absent registration or an exemption from registration.

The distribution of this announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with Scottish law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

The New Lloyds TSB Shares and New Lloyds TSB ADRs to be received by HBOS Shareholders and holders of HBOS ADRs, respectively under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Lloyds TSB Shares have been, or will be, applied for in any such jurisdiction. It is expected that the New Lloyds TSB Shares and New Lloyds TSB ADRs will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States. Under applicable US securities laws, HBOS Shareholders holders of HBOS ADRs who are or will be “affiliates” of Lloyds TSB prior to or after the Effective Date will be subject to certain transfer restrictions relating to the New Lloyds TSB Shares and New Lloyds TSB ADRs received in connection with the Scheme.

Lloyds TSB strongly advises Lloyds TSB Shareholders to read the formal documentation relating to the Acquisition when it becomes available because it will contain important information relating to the Acquisition. Any response in relation to the Acquisition should be made only on the basis of the information contained in the formal documentation relating to the Acquisition. This announcement does not constitute a prospectus or prospectus equivalent document.

This document includes certain “forward looking statements” with respect to the business, strategy and plans of Lloyds TSB Group and HBOS and their respective expectations relating to the Acquisition and their future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group’s or HBOS’s or their respective management’s beliefs and expectations, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Acquisition, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Lloyds TSB, HBOS or the combined business following the Acquisition; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Lloyds TSB, HBOS or the combined company following the Acquisition; statements concerning any future UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds TSB or HBOS or on their behalf include, but are not limited to, general economic conditions in the United Kingdom, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Acquisition not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Acquisition or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the Acquisition benefits set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of the Lloyds TSB Group and HBOS, including Lloyds TSB Group’s most recent annual report on Form 20-F filed with the SEC.

Under Rule 9 of the City Code any person, or group of persons acting in concert, which acquires an interest in shares which, when taken together with an interest in shares already held by him or an interest in shares held or acquired by persons acting in concert with him, carry 30 per cent. or more of the voting rights of a company which is subject to the City Code, that person is normally obliged to make a general offer in cash to all shareholders at the highest price paid by him, or any person acting in concert with him, within the preceding 12 months.

On completion of the Acquisition and the capital raisings described in this announcement, the Commissioners of HM Treasury or its nominee (“HMT”) (taken together with those persons with whom HMT is acting in concert for the purposes of Rule 9 of the City Code, if any) may be interested in shares in Lloyds TSB in excess of the 30 per cent. threshold in Rule 9 of the City Code. The Panel on Takeovers and Mergers (the “Panel”) has confirmed that, subject to the independent shareholders of Lloyds TSB voting in favour of a resolution to that effect, the Panel will disapply the requirement to make a general offer under the terms of Rule 9 of the City Code. An appropriate resolution will be put to Lloyds TSB shareholders at the Lloyds TSB General Meeting to approve the capital increase involved in the Acquisition and capital raisings described herein. HMT’s commitment to subscribe for the Lloyds TSB Shares will be conditional on the disapplication of the requirements for a general offer under Rule 9 of the City Code being approved.

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of ”relevant securities” of Lloyds TSB or HBOS, all “dealings” in any “ relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the “offer period” for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in ”relevant securities” of Lloyds TSB or HBOS, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Lloyds TSB or HBOS by Lloyds TSB or HBOS, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.